UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Euroseas, Ltd.
(Name of Issuer)

Common Stock, par value $0.03 per share
(Title of Class of Securities)

Y23592309
(CUSIP Number)

David Maryles Managing Director, Legal & Compliance BlackRock, Inc. 55 East 52nd Street New York, NY 10055 (212) 810-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y23592309	Page 2

1	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BlackRock, Inc. (TIN: 23-0174431)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – Funds of investment advisory clients

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,400,216 (1)

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
4,400,216 (1)

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,400,216 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.5% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
Reflects 900,000 shares of Euroseas, Ltd.’s (the “Issuer’s”) common stock, par value $0.03 per share (“Common Stock”), together with Series B Convertible Perpetual Preferred Shares (the “Series B Preferred Shares”) that are convertible, at a conversion price of $4.58 per share, into 3,500,216 shares of Common Stock.  The Schedule 13D initially filed by BlackRock, Inc. (“BlackRock”) with the U.S. Securities and Exchange Commission (“SEC”) on August 3, 2018 (the “Initial BlackRock Statement”) inadvertently used a Series B Preferred Share conversion price of $12.25 per share, which was the conversion price outlined in the Issuer’s Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares (the “Initial Conversion Price”), as filed with the SEC as Exhibit 99.1 on Form 6-K/A on March 4, 2016.  However, at the time of the Initial BlackRock Statement, as a result of adjustments to such Initial Conversion Price, the actual Series B Preferred Share conversion price was $4.58.  Had the correct conversion price of $4.58 per share been used, the Reporting Person would have reported on the Initial BlackRock Statement beneficial ownership of an aggregate of 4,300,587 shares of Common Stock (consisting of 900,000 shares of the Issuer’s Common Stock, together with Series B Preferred Shares that were then convertible, at a conversion price of $4.58 per share, into 3,400,587 shares of Common Stock), and beneficial ownership of 29.3% of the Issuer’s Common Stock, as computed in accordance with Rule 13d-3(d)(1).

(2)
Based on (a) 12,515,645 shares of Common Stock outstanding as of December 31, 2018, as reported in the Form 20-F filed by the Issuer with the SEC on April 25, 2019, and (b) Series B Preferred Shares that are convertible into 3,500,216 shares of Common Stock, as computed in accordance with Rule 13d-3(d)(1).

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the Schedule 13D filed by BlackRock, Inc. (“BlackRock”) with the U.S. Securities and Exchange Commission (“SEC”) on August 3, 2018 (the “Initial BlackRock Statement”) regarding the common stock, par value $0.03 per share (“Common Stock”), of Euroseas, Ltd. (the “Issuer”), a corporation organized under the laws of the Republic of the Marshall Islands.  Euroseas, Ltd.’s principal executive offices are located at 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece.

As stated in the Initial BlackRock Statement, that filing adopted as BlackRock’s initial statement of beneficial ownership on Schedule 13D, in respect of the Issuer’s shares of Common Stock, the Schedule 13D in respect of the Issuer’s shares of Common Stock filed on behalf of Tennenbaum Capital Partners, LLC (“TCP”) with the SEC on January 31, 2014 (the “Original TCP Schedule 13D”), as separately amended by TCP on March 20, 2014 (the “TCP Amendment No. 1”), January 14, 2016 (the “TCP Amendment No. 2”), March 8, 2016 (the “TCP Amendment No. 3”), December 19, 2016 (the “TCP Amendment No. 4”), June 12, 2017 (the “TCP Amendment No. 5”), June 11, 2018 (the “TCP Amendment No. 6”) and August 3, 2018 (the “TCP Amendment No. 7” and, together with the Original TCP Schedule 13D and TCP Amendment. Nos. 1 through No. 6 thereto, the “TCP Schedule 13D”).

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Initial BlackRock Statement, or the TCP Schedule 13D.  Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Initial BlackRock Statement or TCP Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Initial BlackRock Statement is supplemented with the following:

On May 31, 2019, TCP, on behalf of Tennenbaum Opportunities Fund VI, LLC (“Fund VI”), entered into a stock purchase agreement (the “Stock Purchase Agreement”) with the Issuer, dated as of May 31, 2019, pursuant to which TCP agreed to sell, transfer, assign and deliver to the Issuer, and the Issuer agreed to purchase from TCP, 11,686 Series B Preferred Shares held by Fund VI, at a purchase price of $1,000 per share, without a brokerage fee or other commission, for an aggregate purchase price of $11,686,000.  The closing of the transaction set forth in the Stock Purchase Agreement is scheduled to occur on June 7, 2019.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(c) Except for the transactions described in Item 4 above, there have been no transactions in the shares of the Issuer’s Common Stock or the Series B Preferred Shares beneficially owned by the Reporting Person during the past 60 days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description

99.1	Stock Purchase Agreement, dated as of May 31, 2019, by and between Tennenbaum Capital Partners, LLC, on behalf of Tennenbaum Opportunities Fund VI, LLC, and Euroseas, Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 2019
BlackRock, Inc.

By:	/s/ David Maryles
	Name:	David Maryles
	Title:	Managing Director, Legal & Compliance